Exhibit 99.1

Date: Tuesday, September 28, 2010

EDGE RESOURCES FUNDS INFRASTRUCTURE AND DRILLING PROJECTS THROUGH DEBT FINANCING AND SALE OF NON-PRODUCING WORKING INTERESTS

EDGE RESOURCES INC., (“Edge” or the “Company”) announces that it is concurrently closing a series of transactions resulting in an immediate capital injection of $2.25 million, achieved through (i) debt financing and (ii) an asset sale.  The assets being sold are in the form of small working interests in 7 sections of land, none of which have any production.  The proceeds from the capital injections will fund the construction of a major, wholly owned and operated, dedicated shallow-gas infrastructure system, which is expected to result in significant production and revenue to the Company.  The pipelines and facilities associated with this project are expected to provide the Company with a significant competitive and operating cost advantage in the Edmonton Sands arena.  This project will establish Edge’s first significant Edmonton Sands core production area.

Asset Sale:
The Company’s board has approved the sale of up to a 50% working interest in 7 sections of land, for a sale price of no less than $4 million, which may result in additional capital injections over the next few weeks.  Additionally, the purchasers of the working interests will be required to participate for their respective share of future drilling, completion and tie-in costs on such sections, which is expected to immediately result in up to an additional $1 million in capital from the purchasers.  If by January 1, 2011, there is no net revenue generated by the working interests, there shall accrue a penalty payment owing by the Company to the purchasers in the amount of 1% of each purchaser’s initial purchase price until net revenue to the purchasers is established.  Edge will remain the Operator of Record on all sections, leaving the purchasers in a non-operated position.  The purchasers will not have the ability to perform any independent operations on any of the sections.  The purchasers, through their agent, must approve any and all AFE’s issued by the Company, at the Company’s sole discretion, and the purchasers must pay their proportionate share of all ongoing capital and operating costs.  The Company maintains a right of first refusal on the properties, should the purchasers desire to sell their interests. Should the Company desire to sell its retained interests, the purchasers shall be required to sell their interests on the same basis.  The Company will be entitled to a small monthly management fee as the operator.

The trustee holding the purchased interests in trust on behalf of the purchasers is K-Squared Income Partners Ltd. (the “Trustee”), 50% of which is controlled by a director of the Company.  The Trustee will receive a 5% finder’s fee from the Company pursuant to the transaction.

Debt Financing:
Edge is also announcing the closing of two loans totaling $1.5 million (the "Loans").  The Loans, from individual lenders resident in Alberta and Europe, each bear interest of 12% per annum, repayable 4 months from closing, with principal and interest payable in full on the maturity date.  The Loan will be secured against the assets of the Corporation and there is no penalty for pre-payment.

The combined proceeds will be used to fund construction of the Company’s planned shallow-gas gathering system and to initiate its previously announced drilling program.  Once the gathering system is constructed, the Company will commence to tie-in a significant number of its own wells in addition to receiving revenue from the transmission, compression and processing of 3rd party natural gas, which is expected to be tied-into the same gathering system.

Brad Nichol commented, “This is an exciting time for the company.  This is a major first step towards executing on our two major projects, which is expected to result in the creation of a major Edmonton Sands core production area with a large, and growing, land-base and a large inventory of low-risk, highly capital-efficient future drilling locations.”

Completion of the Debt Financing and Asset Sale is conditional upon receipt of TSX Venture Exchange approval.

About Edge Resources Inc.

Edge Resources is focused on the development of natural gas from the Edmonton Sands group of formations, a conventional, shallow gas group of reservoirs located in Central Alberta, Canada.  The management team’s very high success rate is based on the safe, efficient deployment of capital and a proven ability to efficiently execute in shallow gas, specifically the Edmonton Sands, which gives Edge Resources a sustainable, low-cost, competitive advantage.

The Alberta Government estimates that there is 44 trillion cubic feet ("TCF") of non-producing, shallow natural gas in Alberta. Edge Resources’ management team has evaluated over 20,000 sections of land and has identified over 200 "five-star" sections. The Company's development program focuses primarily on pursuing these highly prospective opportunities.

Visit the company website for more information: www.edgeres.com.

For further information, please contact Brad Nichol at 403-767-9905

(signed) “Brad Nichol”

Brad Nichol
President & Director
EDGE RESOURCES INC.

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s registered filings which are available at www.sedar.com.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Trading in the securities of Edge Resources Inc. should be considered highly speculative. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.